Exhibit 99.2

Executive Officers, Directors, Managers or Control Persons of J Digital 6 Cayman Ltd., a Cayman Islands exempted company

Name (title)	Present Principal Occupation	Citizenship	Residence or Business Address
Samarth Haribhakti (Director)	Chief Strategy Officer-Digital Assets, Jump Crypto	Canada	1 London Wall, 11th Floor London, United Kingdom EC2Y 5EA
Chuin Ching Liew (Director)	Trader, Jump Crypto	Singapore	8 Marina View #38-01 Asia Square Tower 1 Singapore 018960

Executive Officers, Directors, Managers or Control Persons of J Digital 6 LLC, a Delaware limited liability company, DYSO TC, LLC, a Delaware limited liability company, and PXG, LLC, a Delaware limited liability company

Name (title)	Present Principal Occupation	Citizenship	Residence or Business Address
None except as disclosed in the Schedule 13D related to this exhibit.